ANGLOVAAL MINING

AVMIN

Anglovaal Mining Limited
56 Main Street, Johannesburg,
South Africa, 2001
PO Box 62379, Marshalltown
South Africa, 2107
Telephone (011) 634 9111
International Telephone (+27 11) 634 9111
Facsimile (011) 634 0038
International Facsimile (+27 11) 634 0038
www.avmin.co.za

03 OCT -3 AM 7:21

AVMIN


03032482

12 September 2003

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs

82-4579

**12(g) 3 EXEMPTION : ~~(82-44282)~~**

Enclosed please find a copy of this Company's "Reviewed Group Results for the year ended 30 June 2003" published in the press today (12 September 2003).

We wish to inform you that a search of shareholders was undertaken and can confirm that the Company has less than 300 American shareholders (your telefax dated 15 August 2002 refers).

Yours faithfully
For and on behalf of
Anglovaal Mining Limited

dlw 10/6

# AVMIN — REVIEWED GROUP RESULTS | for the year ended 30 June 2003

## BALANCE SHEET
at 30 June

| | Reviewed 2003 Rm | Audited 2002 Rm |
|---|---|---|
| **ASSETS** | | |
| **Non-current assets** | | |
| Tangible assets | 4 786 | 5 686 |
| Intangible assets | 6 | 7 |
| Deferred tax assets | 12 | 38 |
| Environmental rehabilitation trust funds | 45 | 64 |
| Investments | 215 | 176 |
| | 5 064 | 5 971 |
| **Current assets** | | |
| Inventories | 896 | 976 |
| Trade and other receivables | 936 | 1 060 |
| Deposits and cash | 265 | 779 |
| | 2 097 | 2 815 |
| **Total assets** | 7 161 | 8 786 |
| **EQUITY AND LIABILITIES** | | |
| **Capital and reserves** | | |
| Ordinary share capital | 6 | 6 |
| Share premium | 79 | 62 |
| Non-distributable reserves | 218 | 110 |
| Distributable reserves | 2 208 | 2 401 |
| **Shareholders' interest in capital and reserves** | 2 511 | 2 579 |
| Minority interest | 2 451 | 2 012 |
| **Total shareholders' interest** | 4 962 | 4 591 |
| **Non-current liabilities** | | |
| Long-term borrowings | – | 1 181 |
| Deferred tax liabilities | 519 | 493 |
| Long-term provisions | 153 | 215 |
| Non-hedge derivatives | 103 | – |
| | 775 | 1 889 |
| **Current liabilities** | | |
| Trade and other payables | 521 | 637 |
| Provisions | 39 | 62 |
| Taxation | 42 | 45 |
| Derivative instruments | – | 47 |
| Overdrafts and short-term borrowings | 822 | 1 515 |
| | 1 424 | 2 306 |
| **Total equity and liabilities** | 7 161 | 8 786 |

## INCOME STATEMENT
for the year ended 30 June

| | Reviewed 2003 Rm | Audited 2002 Rm |
|---|---|---|
| **Revenue** | 4 896 | 4 047 |
| Cost of sales | (3 882) | (2 985) |
| **Gross profit** | 1 014 | 1 062 |
| Other operating income | 424 | 215 |
| Other operating expenses | (814) | (478) |
| Unrealised loss on non-hedge derivatives | (103) | – |
| **Profit from operations** | 521 | 799 |
| Income from investments | 63 | 55 |
| Finance costs | (160) | (160) |
| **Profit before taxation and exceptional items** | 424 | 694 |
| Exceptional items | (388) | (1 084) |
| – Loss on disposal of discontinued operations | (649) | – |
| – Other exceptional items | 261 | (1 084) |
| **Profit before taxation** | 36 | (390) |
| Taxation | (147) | (313) |
| **Loss from ordinary activities** | (111) | (703) |
| Minority interest | (80) | (163) |
| **Loss** | (191) | (866) |
| **Additional information** | | |
| Headline earnings | 197 | 204 |
| **Headline earnings before unrealised non-hedge derivatives** | 241 | 204 |
| Headline earnings per share (cents) | 176 | 184 |
| **Headline earnings per share before unrealised non-hedge derivatives (cents)** | 215 | 184 |
| Attributable loss per share (cents) | (170) | (780) |
| Fully diluted attributable loss per share (cents) | (169) | (771) |
| Number of shares in issue at end of year (thousands) | 112 502 | 111 444 |
| Weighted average number of shares in issue (thousands) | 112 046 | 110 977 |
| **Discontinued operations included above** | | |
| Revenue | 614 | 548 |
| Cost of sales | (574) | (561) |
| Other operating income | 32 | 2 |
| Other operating expenses | (92) | (107) |
| Loss from operations | (20) | (118) |
| Finance costs | (46) | (73) |
| Exceptional items | (50) | (2 019) |
| Taxation | (24) | – |
| Loss | (140) | (2 210) |

## CASH FLOW STATEMENT
for the year ended 30 June

| | Reviewed 2003 Rm | Audited 2002 Rm |
|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Cash receipts from customers | 5 009 | 3 823 |
| Cash paid to suppliers and employees | (4 160) | (3 204) |
| Cash generated from operations | 849 | 619 |
| Interest received | 60 | 55 |
| Interest paid | (160) | (160) |
| Dividends received | 3 | 2 |
| Dividends paid | (21) | (23) |
| Taxation paid | (101) | (197) |
| **Net cash inflow from operating activities** | 630 | 296 |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Additions to fixed assets to maintain operations | (420) | (122) |
| Additions to fixed assets to expand operations | (132) | (1 101) |
| Chambishi: Net cash effect on sale | (67) | – |
| Net proceeds from sale of ETC mine | 252 | – |
| Proceeds on disposal of fixed assets | 8 | 6 |
| Proceeds on disposal of investments | – | 1 007 |
| Proceeds on dilution of interest in investment in subsidiaries | 564 | 139 |
| **Net cash inflow/(outflow) from investing activities** | 205 | (71) |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Increase in shareholder funding | 17 | 6 |
| Funding received from minority shareholders | 11 | 264 |
| Long-term borrowings raised | – | 314 |
| Long-term borrowings repaid | (901) | (153) |
| Decrease in short-term borrowings | (476) | (316) |
| **Net cash (outflow)/inflow from financing activities** | (1 349) | 115 |
| **Net (decrease)/increase in cash and cash equivalents** | (514) | 340 |
| Cash and cash equivalents at beginning of year | 779 | 439 |
| **Cash and cash equivalents at end of year** | 265 | 779 |
| Cash generated from operations: per share (cents) | 758 | 558 |

## NOTES TO FINANCIAL STATEMENTS

**HEADLINE EARNINGS**

| | Reviewed 2003 Rm | Audited 2002 Rm |
|---|---|---|
| Loss per income statement | (191) | (866) |
| – Impairment of assets | – | 1 619 |
| – Surplus on disposal of investments and mineral rights | (261) | (540) |
| – Loss on sale of Chambishi | 649 | – |
| – Provisions | – | 5 |
| | 197 | 218 |
| – Taxation | 4 | 52 |
| – Minority interest | (4) | (66) |
| Headline earnings | 197 | 204 |

**EXCEPTIONAL ITEMS**

| | Reviewed 2003 Rm | Audited 2002 Rm |
|---|---|---|
| Surplus on disposal of Iscor Limited investment | – | 343 |
| Surplus on disposal of Kumba Resources Limited options | – | 75 |
| Surplus on disposal of Avgold Limited shares | 241 | 48 |
| Surplus on disposal – other | 20 | 74 |
| Provision for guarantee | – | (5) |
| Loss on sale of Chambishi | (649) | – |
| Foreign exchange profit on Chambishi – debtors book | – | 400 |
| Impairment of assets – Chambishi | – | (2 019) |
| **Exceptional items per income statement** | (388) | (1 084) |
| Taxation | 4 | (52) |
| Minority interest | (4) | 66 |
| **Net exceptional items** | (388) | (1 070) |

ACCOUNTING POLICY

The annual financial statements are prepared on the historical cost basis as adjusted for the revaluation of certain freehold land and buildings, and the fair value revaluation of non-current listed investments and are in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards. The accounting policies are consistent with the prior year.

## STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June

| Rm | Share capital and premium | Foreign currency translation | Revaluation surplus | Other | Distributable reserves | Total |
|---|---|---|---|---|---|---|
| **Balance at 30 June 2001** | 62 | 6 | 638 | 35 | 3 267 | 4 008 |
| Earnings | – | – | – | – | (866) | (866) |
| Revaluation of listed investments | – | – | 65 | – | – | 65 |
| Disposal of listed investments | – | – | (562) | – | – | (562) |
| Translation of foreign subsidiary | – | (48) | – | – | – | (48) |
| Unrealised loss on currency derivative contracts | – | – | – | (26) | – | (26) |
| Share options exercised | 6 | – | – | – | – | 6 |
| Other | – | – | – | 2 | – | 2 |
| **Balance at 30 June 2002** | 68 | (42) | 141 | 11 | 2 401 | 2 579 |
| Earnings | – | – | – | – | (191) | (191) |
| Revaluation of listed investments | – | – | 39 | – | – | 39 |
| Translation of foreign subsidiary | – | 24 | – | – | – | 24 |
| Realisation of reserve on disposal of Chambishi | – | 18 | – | – | – | 18 |
| Realisation of loss on derivative instruments | – | – | – | 26 | – | 26 |
| Share options exercised | 17 | – | – | – | – | 17 |
| Transfer to insurance contingency reserve | – | – | – | 2 | (2) | – |
| Other | – | – | 1 | (2) | – | (1) |
| **Balance at 30 June 2003** | 85 | – | 181 | 37 | 2 208 | 2 511 |

## SEGMENTAL INFORMATION

| Rm | Precious metals | Cobalt/Copper | Nickel | Ferrous metals | Corporate and other | Total |
|---|---|---|---|---|---|---|
| **YEAR ENDED 30 JUNE 2003** | | | | | | |
| **Revenue** | | | | | | |
| External revenue | 1 000 | 614 | 377 | 2 905 | – | 4 896 |
| Cost of sales | (863) | (574) | (198) | (2 247) | – | (3 882) |
| Contribution to earnings | 28 | (140) | 108 | 152 | (339) | (191) |
| Contribution to headline earnings | 26 | (95) | 108 | 152 | 6 | 197 |
| Contribution to headline earnings – 2002 | 21 | (221) | 122 | 270 | 12 | 204 |
| **Other information** | | | | | | |
| Consolidated total assets | 2 683 | – | 227 | 3 627 | 624 | 7 161 |
| Consolidated total liabilities | 385 | – | 54 | 1 338 | 422 | 2 199 |
| Capital expenditure | 154 | 29 | 30 | 338 | 1 | 552 |

The financial information set out in the results has been reviewed by the Company's auditors Ernst & Young. Their unqualified reviewed opinion is available for inspection at the Company's registered office.

## Highlights

- **Headline earnings* up 18% to R241 million**
- **After tax operating cash flow up 113% to R630 million**
- **Net gearing reduced to 11% from 42%**
- **US$ borrowings fully repaid by 31 August 2003**
- **Sale of Chambishi and ETC reduces Group risk profile**

* before unrealised non-hedge derivatives

INTRODUCTION

Revenue for the year ended 30 June 2003 rose nearly R850 million to R4,9 billion, largely as a result of the inclusion of Avgold Limited's ("Avgold") Target gold mine for its first full year of operation. Operating income decreased by 35 per cent to R521 million from R799 million. This decrease, notwithstanding higher outputs of our products and increased US dollar prices, was largely as a result of the impact of the 11 per cent strengthening in the year-on-year average rand/US dollar exchange rate, as well as the R103 million charge for unrealised non-hedge derivatives.

The Group's results were adversely affected by Chambishi Metals plc's performance and a weak cobalt price. Avmin sold its 90 per cent ownership of Chambishi at year-end.

The Group's headline earnings before unrealised non-hedge derivatives increased to R241 million (30 June 2002: R204 million), which equates to 215 cents a share (184 cents a share).

KEY ISSUES:

- Chambishi. Avmin repaid Chambishi Metals plc's outside borrowings and sold Chambishi Metals plc and Chambishi Marketing (Proprietary) Limited ("Chambishi") to the Swiss incorporated J&W Holding AG's subsidiary ENYA Holdings BV, effectively at year-end, for a cash consideration of US$6,5 million, equivalent to R48 million. Additional sums of up to US$25 million are payable to Avmin over the next six years. These sums are dependant on production volumes and defined minimum cobalt prices being achieved by Chambishi over the next five years, as well as the resolution of Chambishi's tax position. These additional sums have not been accrued. In addition, the purchasers will assume responsibility for approximately US$25 million, equating to R188 million, of infrastructural contingent liabilities.

  The decision to dispose of Chambishi was made to reduce the overall risk profile of the Group and enable the repayment of related US$170 million debt at a time of rand strength. The disposal resulted in a consolidated Group loss of R649 million (R1 619 million impairment). Avmin has no material remaining liabilities or obligations relating to Chambishi.
- Avmin's 56 per cent shareholding in Avgold was reduced to 42 per cent following the sale of 90 million shares through an international private placement. The US$72 million proceeds were used to repay Chambishi's debt guaranteed by Avmin.
- Avgold continues to be consolidated in Avmin's accounts as the latter controls the board of directors.
- Avgold concluded the sale of its ETC division to a Metorex Limited led consortium during June 2003 for R255 million resulting in a gain of R7 million. These funds were utilised to redeem part of the syndicated loan raised for the development of Target mine. This allowed Avgold to refinance the remaining debt facility and remove its US dollar debt exposure. Avgold's year-end gearing was 5,6 per cent.
- The proceeds from the sale of Chambishi and Avgold shares were applied in reducing the Group's debt, with the net debt to equity ratio being reduced to 11 per cent at year-end (42 per cent).
- Avmin now has a portfolio comprising low-cost, high-margin mining and smelting operations in the precious, ferrous and base metals sectors.
- Harmony Gold Mining Company Limited and African Rainbow Minerals Gold Limited ("ARMgold"), (collectively "Harmony"), purchased a 34,5 per cent shareholding in Avmin from Anglo American Corporation of South Africa Limited ("Anglo") and Arctic Resources Limited.
- Nkomati nickel expansion and the Two Rivers platinum expansion projects await final approval. In addition, a pre-feasibility study is being undertaken for a potential major new gold project immediately to the north of Avgold's Target mine.
- During the year Avmin streamlined its head office, which resulted in a non-recurring R35 million restructuring charge. It is anticipated that in excess of R30 million will be saved annually following the restructuring.

REVIEW OF OPERATIONS

**Assmang's** revenue rose 3,4 per cent to R2 905 million through a strong operating performance, while headline earnings decreased by 54 per cent to R204 million (R443 million), primarily as a result of the strengthening of the rand/US dollar exchange rate.

Headline earnings by the three divisions, before deducting STC, amounted to R285 million (R351 million) from the manganese division, R59 million (R135 million) from the iron ore division and a loss of R134 million (R40 million loss) from the chrome division.

| Assmang Product sales | | 2003 | 2002 |
|---|---|---|---|
| | | 000 metric tons | |
| Iron ore | | 5 263 | 4 775 |
| Manganese ore (excluding deliveries to the Cato Ridge alloy operation) | | 1 171 | 999 |
| Manganese alloys | | 206 | 187 |
| Charge chrome | | 244 | 190 |
| Chrome ore (excluding deliveries to Machadodorp alloy operation) | | 20 | 39 |
| Capital expenditure | R million | 338 | 372 |

**Avgold's** Target mine was commissioned in May 2002. The ETC division was sold in June 2003. Revenue increased significantly to R1 000 million (R364 million) following the commissioning of Target. Headline earnings declined to R25 million (R36 million) after the R103 million charge to income following the restructuring of the rand-gold hedge book into US dollar denominated gold hedges. Headline earnings before the unrealised hedge derivative adjustment were R128 million (R36 million).

| Avgold Operating results | | 2003 | 2002 |
|---|---|---|---|
| Operating profit | R million | 109,9 | 17,3 |
| Gold sold | kg | 11 899 | 4 179 |
| Yield | g/t | 8,57 | 8,56 |
| Cash costs | R/kg | 58 503 | 64 277 |
| | US$/oz | 193 | 198 |
| Capital expenditure | R million | 122,9 | 437,5 |

Target milled 1 068 376 tonnes of ore at a yield of 8,57g/t. Gold sold amounted to 9 155kg, at a cash cost of R51 327/kg, or US$175/oz. Target's life of mine plan was updated during the year extending the life of mine by five years to 18 years. The revised proven and probable underground reserves increased from 2,52 million ounces to 3,86 million ounces.

During the period to 15 June 2003, the date of sale, ore milled at ETC rose to 320 388 tonnes (315 523 tonnes) at a yield of 8,56g/t (8,89g/t). Total gold sold decreased slightly to 2 744kg (2 805kg) at a cash cost of R73 774/kg (R69 805/kg), or US$252/oz (US$215/oz).

The surface exploration drilling programme in the Paradise area, immediately north of Target mine was completed. This, together with the previous underground exploration drilling resulted in 5,66 million ounces being upgraded from an inferred to an indicated resource category. The pre-feasibility study on a possible mine design for the Paradise area is to be presented to the Avgold board by 30 September 2003.

**Nkomati.** This 75 per cent owned mine performed well as a result of increased production and the strong performance of the US dollar nickel price during 2003. The mine treated a total of 302 000 tons (255 000 tons) of ore, producing 55 000 tons (46 000 tons) of concentrate at an average nickel grade in concentrate of 9,96 per cent (9,33 per cent).

| Nkomati Product sales | | 2003 | 2002 |
|---|---|---|---|
| Nickel | tons | 4 900 | 3 900 |
| Copper | tons | 3 300 | 3 000 |
| Cobalt | tons | 62 | 52 |
| PGMs | ounces | 39 000 | 35 000 |

Excluding nickel, other metals contributed 35 per cent (42 per cent) of the mine's total revenue. The nickel price averaged US$3,48/lb (US$2,69/lb) during the year and the mine's cash cost to produce nickel, net of by-products, was US$0,67/lb (US$0,32/lb).

Operating profit increased to R236 million (R209 million) and profit before tax was lower at R203 million (R221 million).

**Two Rivers'** mining licence and Environmental Management Programme Report were, respectively, granted and approved by the Department of Minerals and Energy in March 2003. Expenditure of R29 million was incurred during the year. An additional R47 million has been approved by the shareholders for the continuation of the project. Avmin presently holds 55 per cent of the equity and Impala Platinum Holdings Limited the balance. A memorandum of understanding was signed with TISO Capital (Proprietary) Limited to acquire up to 25 per cent of Two Rivers' equity.

SAFETY, HEALTH AND SUSTAINABLE DEVELOPMENT

The board reports, with regret, six fatal accidents that occurred during the year at Group operations and extends its condolences to the bereaved families and friends. Three fatalities occurred at the manganese mines, two at the iron ore mine, and one at ETC. These deaths are viewed as a tragedy, and steps to reinforce the Group's commitment to safety have been taken.

Avmin is gathering information on the extent to which it is exposed to business risks that stem from HIV/AIDS. Avmin's HIV/AIDS strategy seeks to adopt a proactive and caring approach while managing the impact the pandemic may have on its business.

Avmin's sustainable development initiatives continue to contribute meaningfully to the social and economic landscape in South Africa. Details on the Group's activities are contained in the sustainable development report, which will be posted to shareholders with the annual report.

MINING CHARTER

President Mbeki signed the Minerals and Petroleum Resources Development Act on 3 October 2002. Avmin is supportive of the Act and accompanying broad based economic imperatives, and has embarked on initiatives aimed at meeting these requirements. Avmin will derive some Black Economic Empowerment benefits from ARMgold's involvement in the newly merged Harmony as well as Avgold's sale of ETC. The Group is also exploring other empowerment opportunities.

DIVIDEND

In light of the Company's financial performance, the board does not consider it appropriate to declare a dividend for the year ended 30 June 2003, but recognises the importance to shareholders of the payment of regular dividends.

STRATEGIC REVIEW

Avmin is currently well advanced in the process of reviewing the strategic direction and future structure of the Group, *inter alia*, to support the scale of planned growth and to position Avmin as the leading black empowered company.

To that end, Deutsche Bank have been retained to assist the board with the evaluation of alternatives. We expect to announce our strategic intentions by early 2004.

DIRECTORATE

Following the change of major shareholder from Anglo to Harmony, David Barber, Philip Baum, and Barry Davison resigned as directors on 11 April and on 5 May 2003 Patrice Motsepe, Pine Pienaar, and Bernard Swanepoel joined the board. Brian Frank, Nir Livnat, Brian Menell and Roy Oron tendered their resignations during the year. Jan Steenkamp and Doug Campbell were appointed executive directors on 12 May 2003.

David Murray retired as the Group's chief executive officer on 30 June 2003 and was succeeded by Jan Steenkamp. David retains his seat on the board as a non-executive director.

**R P Menell**
*Chairman*

**J C Steenkamp**
*Chief executive officer*

Johannesburg
10 September 2003

Anglovaal Mining Limited ("Avmin" or the "Company"). Registration No 1933/004580/06. Incorporated in the Republic of South Africa. JSE Securities Exchange, South Africa Share code: AIN ISIN: ZAE000017141 and London Stock Exchange: AGM
Executive directors: R P Menell (chairman), J C Steenkamp (chief executive officer), D N Campbell. Non-executive directors: D E Jowell, K W Maxwell, J R McAlpine, PT Motsepe, D N Murray, M Z Nkosi, P C Pienaar, Z B Swanepoel. Group company secretary: R H Phillips
Registered Office: 56 Main Street, Johannesburg 2001, PO Box 62379, Marshalltown 2107, South Africa
For further information: Ebrahim Takolia: General Manager Investor Relations, Tel: 011 634 0333, e-mail ebrahimt@avmin.co.za. www.avmin.co.za